UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended June 30, 2008
Commission File Number 001 — 33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)

Vedanta, 75 Nehru Road
Vile Parle East
Mumbai, Maharashtra 400-099, India
+91-22-6646-1000
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Conventions used in this report
Unless otherwise stated in this report or unless the context otherwise requires, references herein to “we,” “us,” “our,” “Sterlite,” the “Company” or “our consolidated group of companies” mean Sterlite Industries (India) Limited, and its consolidated subsidiaries and its predecessors, collectively, including Monte Cello BV, or Monte Cello, Copper Mines of Tasmania Pty Ltd, or CMT, Thalanga Copper Mines Pty Ltd, or TCM, Bharat Aluminium Company Limited, or BALCO, Sterlite Energy Limited, or Sterlite Energy, Sterlite Opportunities and Ventures Limited, or SOVL, and Hindustan Zinc Limited, or HZL. Our financial information does not include Vedanta Resources plc, or Vedanta, Vedanta Resources Holdings Limited, or VRHL, Konkola Copper Mines plc, or KCM, Twin Star Holdings Limited, or Twin Star, the Anil Agarwal Discretionary Trust, or the Agarwal Trust, Onclave PTC Limited, or Onclave, The Madras Aluminium Company Limited, or MALCO, India Foils Limited, or IFL, Sterlite Technologies Limited , or STL, Sterlite Gold Limited, or Sterlite Gold, Monte Cello Corporation NV, or MCNV, Twin Star Infrastructure Limited, Sesa Goa Limited, Sesa Industries Limited and Vedanta Aluminium Limited, or Vedanta Aluminium, except that as to Vedanta Aluminium, our consolidated financial statements account for our 29.5% minority interest therein under the equity method of accounting, but Vedanta Aluminium is not otherwise included in our consolidated group of companies or our consolidated financial statements. References to the “Vedanta group” are to Vedanta and its subsidiaries.
In this report, references to The London Metal Exchange Limited, or LME, price of copper, zinc or aluminum are to the cash seller and settlement price on the LME for copper, zinc or aluminum for the period indicated.
In this report, all references herein to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “$,” “US$,” “dollars” or “US dollars” are to the legal currency of the United States, references to “Rs.,” “Rupees” or “Indian Rupee” are to the legal currency of India and references to “AUD,” “Australian dollars” or “A$” are to the legal currency of the Commonwealth of Australia. References to “¢” are to US cents and references to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms. References to “tons” are to metric tons, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb. Unless otherwise indicated, the accompanying financial information for the Company has been prepared in accordance with US generally accepted accounting principles, or US GAAP, for the fiscal year ended March 31, 2008 and for the three-month periods ended June 30, 2007 and 2008. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.
Special note regarding forward-looking statements
This report contains “forward-looking statements,” as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include, but are not limited to:
•	a decline or volatility in the prices of or demand for copper, zinc or aluminum;

•	events that could cause a decrease in our production of copper, zinc or aluminum;

•	unavailability or increased costs of raw materials for our products;

•	our actual economically recoverable copper ore, lead-zinc ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy, including our planned entry into the commercial power business;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	increasing competition in the copper, zinc or aluminum industry;

•	political or economic instability in India or around the region;

•	worldwide economic and business conditions;

•	our ability to successfully consummate strategic acquisitions;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with our trade unions and avoid strikes and lock-outs;

•	any actions of our controlling shareholder, Vedanta;

•	our business’ future capital requirements and the availability of financing on favorable terms;

•	the continuation of tax holidays, exemptions and deferred tax schemes we enjoy;

•	changes in tariffs, royalties, customs duties and government assistance; and

•	terrorist attacks and other acts of violence, natural disasters and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere.
These and other factors are more fully discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this report and in our other filings with the US Securities and Exchange Commission, or the SEC, including “Item 3. Key Information — D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in our annual report on Form 20-F (Registration No. 001-33175). In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

			2008
	2007	2008	US dollars in
For the three-month period ended June 30,	Rs. in millions	Rs. in millions	millions (Note 2)
Sales
— External	65,226	60,548	1,410.4
— Related parties	1,223	1,983	46.2
Less : Excise duty	(5,400)	(5,073)	(118.2)

Net sales	61,049	57,458	1,338.4
Other operating revenues	516	551	12.8

Total revenue	61,565	58,009	1,351.2
Cost of sales	(37,803)	(40,627)	(946.4)
Selling and distribution expenses	(773)	(865)	(20.1)
General and administration expenses	(1,120)	(1,026)	(23.9)

Operating income	21,869	15,491	360.8
Interest and dividend income	951	2,624	61.1
Interest expense	(1,531)	(965)	(22.5)
Net realized and unrealized investment gain	1,167	765	17.8

Income before income taxes, minority interests and equity in net income / (loss) of associate	22,456	17,915	417.2
Income taxes
— Current	(5,057)	(3,726)	(86.8)
— Deferred	(589)	276	6.4

Income after income taxes, before minority interests and equity in net income / (loss) of associate	16,810	14,465	336.8
Minority interests	(5,497)	(4,411)	(102.7)
Equity in net income / (loss) of associate, net of taxes	536	(423)	(9.8)

Net income	11,849	9,631	224.3
Earnings per share	20.73	13.59	0.32

Weighted average number of equity shares used in computing earnings per share	571,681,224	708,494,411	708,494,411

     The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

			June 30,
	March 31,	June 30,	2008
	2008	2008	US dollars
	Rs. in	Rs. in	in millions
As of	millions	millions	(Note 2)
ASSETS
Current assets
Cash and cash equivalents	12,363	8,791	204.8
Restricted — cash, deposits and investments	1,659	1,659	38.6
Short-term investments and deposits	154,364	162,457	3,784.2
Accounts receivable, net	15,652	13,399	312.1
Inventories	33,358	36,945	860.6
Deferred income taxes	421	320	7.5
Other current assets, net	14,138	19,571	456.1

Total current assets	231,955	243,142	5,663.9

Non-current assets
Long-term investments	1,123	1,137	26.5
Investment in associate	19,524	19,101	445.0
Deferred income taxes	374	327	7.6
Property, plant and equipment, net	121,582	126,573	2,948.3
Other non-current assets, net	1,621	1,590	37.0

Total non-current assets	144,224	148,728	3,464.4

Total assets	376,179	391,870	9,128.3

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term and current portion of long-term debt	10,190	5,873	136.8
Accounts payable	44,811	42,684	994.3
Accrued expenses	1,921	2,490	58.0
Current income taxes payable	1,067	2,571	59.9
Deferred income taxes	765	1,420	33.1
Other current liabilities	7,305	12,672	295.2

Total current liabilities	66,059	67,710	1,577.3

Non-current liabilities
Long-term debt, net of current portion	9,949	9,242	215.3
Deferred income taxes	16,369	15,012	349.7
Other non-current liabilities	4,581	5,057	117.8

Total non-current liabilities	30,899	29,311	682.8

Total liabilities	96,958	97,021	2,260.1

Commitments and contingencies (Note 11)
Minority interests	58,098	62,325	1,451.8
Shareholders’ equity
Equity Shares — par value Rs.2 per equity share (925,000,000 shares authorized as of March 31, 2008 and June 30, 2008; 708,494,411 equity shares issued and outstanding as of March 31, 2008 and June 30, 2008 (Note 10)	1,417	1,417	33.0
Additional paid-in-capital	106,426	106,426	2,479.1
Retained earnings	113,598	123,229	2,870.5
Accumulated other comprehensive (losses) / income	(318)	1,452	33.8

Total shareholders’ equity	221,123	232,524	5,416.4

Total liabilities and shareholders’ equity	376,179	391,870	9,128.3

     The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

			2008
	2007	2008	US dollars in
For the three-month period ended June 30,	Rs. in millions	Rs. in millions	millions (Note 2)
Cash flows from operating activities
Net income	11,849	9,631	224.3
Adjustments to reconcile net income to net cash used in operating activities
Depreciation, depletion and amortization	1,668	1,960	45.7
Net realized and unrealized investment gains	(874)	(765)	(17.8)
Profit on sale of property, plant and equipment	—	(17)	(0.4)
Equity in net (income) / loss of associate	(536)	423	9.9
Deferred income taxes	589	(276)	(6.4)
Minority interests	5,497	4,411	102.7
Changes in assets and liabilities:	—
Accounts receivable, net	(477)	2,279	53.1
Other current and non-current assets, net	2,232	1,044	24.2
Inventories	(10,043)	(3,614)	(84.2)
Accounts payable and accrued expenses	3,390	632	14.7
Other current and non-current liabilities	5,902	6,213	144.7
Short-term investments	(48,313)	(19,127)	(445.3)

Net cash (used in) / provided by operating activities	(29,116)	2,794	65.2

Cash flows from investing activities
Purchases of property, plant and equipment	(4,526)	(7,382)	(172.0)
Proceeds from sale of property, plant and equipment	4	64	1.5
Net changes in restricted — deposits and investments	(200)	—	—
Advance to related party	—	(6,497)	(151.3)
Short-term deposits	—	11,799	274.8

Net cash (used in) / provided by investing activities	(4,722)	(2,016)	(47.0)

Cash flows from financing activities
Proceeds from issuance of equity shares, net	80,465	—	—
Net changes in restricted cash	11	—	—
Proceeds from/(repayment of) short-term debt, net	5,459	(4,831)	(112.5)
Proceeds from long-term debt	—	79	1.8
Repayment of long-term debt	(4,374)	(630)	(14.7)
Payment of dividends, including dividend tax	—	(63)	(1.5)

Net cash provided by / (used in) financing activities	81,561	(5,445)	(126.9)

Effect of exchange rate changes on cash and cash equivalents	(2)	1,095	25.5

Net increase / (decrease) in cash and cash equivalents	47,721	(3,572)	(83.2)

Cash and cash equivalents at the beginning of the period	9,436	12,363	288.0

Cash and cash equivalents at the end of the period	57,157	8,791	204.8

Supplementary information:
Interest paid	639	658	15.3
Income taxes paid	2,476	3,185	74.2
     The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

					Accumulated
	Equity shares				other compre-	Compre-	Total
	No. of		Additional	Retained	hensive	hensive	Shareholders’
	shares	Par value	paid-in-capital	earnings	income /(loss)	income/(loss)	equity
Balance at April 1, 2007	558,494,411	1,117	26,220	70,463	(840)	—	96,960
Adoption of FIN 48				535			535
Shares issued	150,000,000	300	80,163				80,463
Net income				11,849		11,849	11,849
Unrealized gain on available-for-sale securities, net of tax of Rs. 17 million					33	33	33
Foreign currency translation adjustment					(8)	(8)	(8)
Unrealized loss on cash flow hedges, net of tax of Rs. 17 million					(977)	(977)	(977)
Comprehensive income						10,897

Balance at June 30, 2007	708,494,411	1,417	106,383	82,847	(1,792)		188,855

					Accumulated other			Total
	Equity shares		Additional		comprehensive	Compre-	Total	US dollars in
	No. of		paid-in-	Retained	income	hensive	Shareholders’	Millions
	shares	Par value	capital	earnings	/(loss)	income/(loss)	equity	(Note 2)
Balance at April 1, 2008	708,494,411	1,417	106,426	113,598	(318)	—	221,123	5,150.8
Net income				9,631		9,631	9,631	224.3
Unrealized gain on available-for-sale securities, net of tax of Rs. 144 million ($3.4 million)					280	280	280	6.5
Foreign currency translation adjustment					665	665	665	15.5
Unrealized gain on cash flow hedges, net of tax of Rs. 111 million ($2.6 million)					825	825	825	19.3
Comprehensive income						11,401

Balance at June 30 , 2008	708,494,411	1,417	106,426	123,229	1,452		232,524	5,416.4

Balance at June 30, 2008 in US dollar in millions (Note 2)		33.0	2,479.1	2,870.5	33.8		5,416.4

     The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. Background and Operations
     Sterlite Industries (India) Limited and its consolidated subsidiaries (the “Company” or “Sterlite”) are engaged in non-ferrous mining and metals in India and Australia. Sterlite Industries (India) Limited (“SIIL”) was incorporated on September 8, 1975 under the laws of the Republic of India. Its shares are listed on National Stock Exchange and Bombay Stock Exchange in India. In June 2007, Sterlite completed its initial public offering of American Depositary Shares (“ADS”), each representing one equity share, and listed its ADSs on the New York Stock Exchange.
     SIIL is a majority-owned subsidiary of Twin Star Holdings Limited (“Twin Star”), which is in turn a wholly-owned subsidiary of Vedanta Resources plc (“Vedanta”), a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange. Twin Star held 57.0% of SIIL’s equity as of June 30, 2008.
     The Company’s copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Company owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary Copper Mines of Tasmania Pty Ltd (“CMT”), which provides a small percentage of the copper concentrate requirements for its smelter.
     The Company’s zinc business is owned and operated by Hindustan Zinc Limited (“HZL”). The Company has a 64.9% ownership interest in HZL, with the remaining interests owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL’s operations include three lead-zinc mines in Northwest India, three zinc smelters, one lead-zinc smelter and one lead smelter in Northwest India and one zinc smelter in Southeast India.
     The Company’s aluminum business is owned and operated by Bharat Aluminium Company Limited (“BALCO”), in which the Company has a 51.0% ownership interest and the remaining interest is owned by the Government of India. BALCO’s operations include bauxite mines, captive power plants and refining, smelting and fabrication facilities in Central India.
     The Company owns a 29.5% minority interest in Vedanta Aluminium Limited (formerly Vedanta Alumina Limited) (“Vedanta Aluminium”), a 70.5%-owned subsidiary of Vedanta. Vedanta Aluminium commenced construction of an aluminum refinery in the State of Orissa in Eastern India during fiscal 2004.
     The Company acquired 100% shareholding of Sterlite Energy Limited (“SEL”) during fiscal 2007. SEL is engaged in power generation business in India. SEL has commenced construction of the first phase of a pit-head thermal coal-based power facility in the state of Orissa in Eastern India.
2. Significant Accounting Policies
Basis of preparation
     The unaudited condensed consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) which include industry practices. The unaudited condensed consolidated financial statements are presented in Indian Rupee (“Rs.”). Certain financial information that is normally included in annual financial statements, including certain financial statement notes, prepared in accordance with US GAAP, is not required for interim reporting purposes and has been condensed or omitted.
     The financial information with respect to the three-month periods ended June 30, 2007 and 2008 is unaudited and as of and for the year ended March 31, 2008 is derived from audited financial statements. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited financial information contains all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations for the three-month period ended June 30, 2008 are not necessarily indicative of results to be expected for the full year.

Basis of consolidation
     The consolidated financial statements include the results of SIIL and all its wholly-owned subsidiaries and other subsidiaries in which a controlling interest is maintained.
     All significant inter-company balances and transactions, including unrealized profits arising from transactions between the subsidiaries, have been eliminated upon consolidation.
     Non-Indian subsidiaries have a functional currency (i.e., the currency in which activities are primarily conducted) of the country in which a subsidiary is domiciled. Foreign subsidiaries’ assets and liabilities are translated to Indian Rupee at year-end exchange rates, while revenues and expenses are translated at average exchange rates during the year. Adjustments that result from translating amounts in a subsidiary’s functional currency are reported in shareholders’ equity as a component of accumulated other comprehensive income. Minority interests in subsidiaries represent the minority shareholders’ proportionate share.
Convenience translation
     The accompanying unaudited condensed consolidated financial statements are presented in Indian Rupee, the functional currency of the Company. Solely for the convenience of the readers, the unaudited condensed consolidated financial statements as of and for the three months ended June 30, 2008 have been translated into US dollars (“$”) at the noon buying rates of $1.00 = Rs. 42.93 in the City of New York for cable transfers of Indian Rupee as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2008. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.
Income Taxes
     The Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), on April 1, 2007. FIN 48 provides specific guidance on the financial statement recognition, measurement, reporting and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 addresses the manner in which tax positions, either permanent or temporary, should be reflected in the financial statements.
     In accordance with the adoption of FIN 48, we evaluate our tax positions to determine if it is more likely than not that a tax position is sustainable, based on its technical merits. If a tax position does not meet the more likely than not standard, a liability is established. Additionally, for a position that is determined to, more likely than not, be sustainable, we measure the benefit at the highest cumulative probability of being realized and establish a liability for the remaining portion. A material change in our tax liabilities could have an impact on our results. The company recognizes potential interest and penalties related to unrecognized tax benefits in income tax expense.
Recently issued accounting pronouncements
     Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”
     In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS 157”). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of the standard did not have a material effect on the consolidated financial position or results of operation of the Company.
     In February 2008, the FASB issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for certain items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company is currently evaluating the impact of SFAS 157 on its consolidated financial position and results of operation for items within the scope of FSP 157-2, which will become effective beginning with the Company’s first quarter of 2009.

     SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115.”
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. This standard is effective for fiscal years beginning after November 15, 2007. The Company has elected not to value any of its financials assets and liabilities other than those required by standard prior to SFAS 159.
     SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 improves the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard is effective for fiscal years beginning on or after December 15, 2008. The Company’s management is currently evaluating the impact on the adoption of SFAS 160 will have on the Company’s financial reporting and disclosures.
     SFAS No. 141(R), “Business Combination”
     In December 2007, the FASB issued SFAS No. 141 (Revised), “Business Combination” (“SFAS 141(R)”). SFAS 141(R) improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This standard is effective for fiscal years beginning on or after December 15, 2008. The Company’s management is currently evaluating the impact, if any, the adoption of SFAS 141(R) will have on the Company’s financial reporting and disclosures.
     SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”
     In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”), which modifies and expands the disclosure requirements for derivative instruments and hedging activities. SFAS 161 requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation and requires quantitative disclosures about fair value amounts and gains and losses on derivative instruments. It also requires disclosures about credit-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company’s management is currently evaluating the impact, if any, the adoption of SFAS 161 will have on the Company’s financial reporting and disclosures.
3. Interest and dividend Income
     Interest and dividend income include foreign currency gain/ (loss) on foreign currency investments.
4. Inventories
     Inventories consist of the following as of the date indicated:

			June 30,
	March 31,	June 30,	2008
	2008	2008	US dollars in
	Rs. in millions	Rs. in millions	millions
Finished goods	1,233	1,890	44.1
Work-in-progress	11,580	11,604	270.3
Raw materials	16,554	19,208	447.4
Stores and spares	3,991	4,243	98.8

Inventories	33,358	36,945	860.6

5. Accounts receivable, net
     Accounts receivable, net consists of the following as of the date indicated:

			June 30,
	March 31,	June 30,	2008
	2008	2008	US dollars in
	Rs. in millions	Rs. in millions	millions
Accounts receivable	13,352	11,392	265.4
Related party receivable	2,312	2,019	47.0

Total receivables	15,664	13,411	312.4
Allowances for doubtful accounts	(12)	(12)	(0.3)

Accounts receivable, net	15,652	13,399	312.1

6. Other current and non-current assets, net
     Other current and non-current assets consists of the following as of the date indicated:

			June 30,
	March 31,	June 30,	2008
	2008	2008	US dollars in
	Rs. in millions	Rs. in millions	millions
Other current and non-current assets	12,029	10,934	254.8
Advances to related party	3,890	10,387	242.0

Total other current and non-current assets	15,919	21,321	496.8
Allowances for doubtful advances	(160)	(160)	(3.7)

Other current and non-current assets, net	15,759	21,161	493.1

7. Short-term and long-term debt
     Short-term debt represents borrowings with an original maturity of less than one year. Long-term debt represents borrowings with an original maturity of greater than one year. Maturity distribution is based on contractual maturities or earlier dates at which debt is callable at the option of the holder or the Company. Interest rates on floating-rate debt are generally linked to benchmark rates.
   Working capital loans
     The Company has credit facilities from various banks for meeting working capital requirements, generally in the form of credit lines for establishing letters of credit, packing credit in foreign currency (“PCFC”), cash credit and issuing bank guarantees. Amounts due under working capital loans as of March 31, 2008 and June 30, 2008 were Rs. 6,119 million and Rs. 1,289 million ($30.0 million), respectively. The Rs. 1,289 million working capital loan due as of June 30, 2008 is a US dollar denominated PCFC loan. Interest on this facility is based on the London Inter-Bank Offer Rate (“LIBOR”) plus 95 basis points. These working capital loans are secured against the inventories and trade accounts receivables.
   Foreign currency loans
     The Company had a US dollar denominated unsecured term loan facility of $92.6 million, the purpose of which was to refinance foreign currency loans with various banks. This facility consisted of a Tranche A of $67.6 million which has been repaid in June 2007 and a Tranche B of $25.0 million repayable in September 2008. As per the loan agreement, in April, 2006, these loans were converted into Japanese yen loans amounting to Tranche A of Japanese yen 8,012.6 million and Tranche B of Japanese yen 2,862.5 million. Amounts due under this facility as of March 31, 2008 and June 30, 2008 were Rs. 1,147 million and Rs. 1,164 million ($27.1 million), respectively. Interest on this facility is based on Japanese yen LIBOR plus 44 basis points.
     The Company entered into an unsecured term loan facility consisting of Japanese yen 3,570 million and $19.7 million in September 2005, the purpose of which was to refinance foreign currency borrowings made in August 2002. This loan is to be repaid between August 2006 and August 2008 in five tranches. The first four tranches amounting to Japanese yen 2,856 million and $15.8 million repaid on or prior to June 30, 2008. The balances under this facility as of March 31, 2008 and June 30, 2008 were Rs. 443 million and Rs. 459 million ($10.7 million), respectively. Interest on Japanese yen facility is based on Japanese yen LIBOR plus 42 basis points and on the US dollar denominated facility is based on LIBOR plus 42 basis points.

   Term loans
     The Company secured two syndicated Indian rupee term loan facilities totaling Rs. 17,000 million, of which Rs. 15,904 million had been drawn down at an average interest rate of 7.2% per annum. The interest rate had been reset to 8.1%. These facilities are secured by a first charge on the movable and immovable properties, present and future tangible or intangible assets and other than current assets of BALCO. The first loan of Rs. 10,000 million is repayable in 12 quarterly installments commencing in January 2007, of which Rs. 6,839 million was paid by 30 June 2008; the second loan of Rs. 5,904 million is repayable in eight quarterly installments, due to commence in May 2009. However Rs. 2,088 million of repayments in respect of the second loan have been prepaid. As of March 31, 2008 and June 30, 2008, the balances were Rs. 7,599 million and Rs. 6,977 million ($162.5 million), respectively.
   Buyers’ credit
     As of June 30, 2008, the Company utilized extended credit terms relating to purchases of property, plant and equipment for its projects. As of March 31, 2008 and June 30, 2008, the balances were Rs. 3,047 million and Rs 3,405 million ($79.3 million), respectively. These loans bear interest at LIBOR plus 71 basis points. These are unsecured debts.
   Non-convertible debentures
     In April 2003 the Company had issued Rs. 1,000 million ($25.0 million) Indian Rupee denominated non-convertible debentures to the Life Insurance Corporation of India (“LIC”). The debentures were established in two tranches. Tranche A, which is in the amount of Rs. 400 million ($10.0 million), is due in April 2010 and Tranche B, which is in the amount of Rs. 600 million ($15.0 million), is due in April 2013. Interest rates are linked to annualized Indian Government Security rates. The applicable interest rates is 9.25% per annum. These debentures are secured by certain of SIIL’s immovable properties.
     Short-term and current portion of long-term debt consist of the following as of the date indicated:

			June 30,
	March 31,	June 30,	2008
	2008	2008	US dollars in
	Rs. in millions	Rs. in millions	millions
Short-term debt with banks and financial institutions	6,119	1,288	30.0
Current portion of long-term debt*	4,071	4,585	106.8

Short-term and current portion of long-term debt	10,190	5,873	136.8
Weighted average interest rate on short-term debts	4.6%	6.4%	6.4%
Unused line of credit on short-term debts	46,393	36,025	839.2
     Long-term debt, net of current portion consists of the following as of the date indicated:

			June 30,
	March 31,	June 30,	2008
	2008	2008	US dollars in
	Rs. in millions	Rs. In millions	millions
Bank and financial institutions	12,293	12,054	280.8
Non-convertible debentures	1,000	1,000	23.3
Others*	727	773	18.0

Long-term debt	14,020	13,827	322.1
Less : Current portion of long-term debt	(4,071)	(4,585)	(106.8)

Long-term debt, net of current portion	9,949	9,242	215.3

*	include debts outstanding to related party of Rs. 281 million ($6.5 million).
8. Business Combinations
a. Call option — HZL
     The Company’s wholly-owned subsidiary Sterlite Opportunities and Ventures Limited (“SOVL”) has the right to purchase all of the Government of India’s remaining shares in HZL at fair market value. As of March 31, 2008 and June 30, 2008, the Government of India’s holding in HZL was 29.5%. This call option is subject to the right of the Government of India to sell 3.5% of HZL to HZL employees. This call option is also subject to the Government of India’s right, prior to the exercise of this call option, to sell its shares in HZL through a public offer. With effect from April 11, 2007, SOVL has the right to purchase all of the Government of India’s remaining shares in HZL. The option has no expiry date. The Company has not yet exercised the option. The Company continues to engage in talks with the Government of India to agree on a process to complete the transaction.
b. Call option — BALCO
     The Company purchased a 51% holding in BALCO from the Government of India on March 2, 2001. Under the terms of this purchase agreement for BALCO, the Company has a call option that allows it to purchase any remaining Government holding in BALCO at any point from March 2, 2004. The Company exercised this option on March 19, 2004. However, the Government of India has contested the purchase price and validity of the option. The Company sought an interim order from the High Court of Delhi to restrain the Government of India from transferring or disposing of its shareholding pending resolution of the dispute. However, the Court directed on August 7, 2006 that the parties attempt to settle the dispute by way of amicable negotiation and conciliation. As directed by the Court, mediation proceedings were conducted and the Company believes that the mediation process has been completed. The Company is now awaiting further communication from the Government of India on this matter.
c. Definitive agreement— Asarco
     On May 30, 2008, the Company and ASARCO LLC (“Asarco”), a mining, smelting and refining company based in Tucson, Arizona (United States of America) signed a definitive agreement for the Company to acquire substantially all the operating assets of Asarco for $2.6 billion in cash following an auction process. The agreement is subject to the approval of the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division.
9. Accumulated other comprehensive (loss) / income
     The components of accumulated other comprehensive losses consist of the following as of the date indicated:

			June 30,
	March 31,	June 30,	2008
	2008	2008	US dollars in
	Rs. in millions	Rs. in millions	millions
Unrealized gain on available-for-sale securities	58	338	7.9
Foreign currency translation adjustment	(72)	593	13.8
Unrealized (loss) / gain on cash flow hedges	(304)	521	12.1

Accumulated other comprehensive losses	(318)	1,452	33.8

     The entire balance of unrealized loss on the cash flow hedges is expected to be recognized in the statement of operation within one year.
10. Shareholders’ equity
Issued shares
     SIIL’s issued equity share capital as of March 31, 2008 and June 30, 2008 was Rs. 1,417 million and Rs. 1,417 million ($33.0 million), consisting of 708,494,411 shares, respectively, of Rs. 2 each including 4,099,400 equity shares allotted as fully paid upon conversion of 50,000 foreign currency redeemable convertible bonds.
     SIIL issued an additional 150,000,000 equity share in June 2007, resulting in an increase in issued equity share capital from 558,494,411 shares to 708,494,411 shares.
     Retained earning includes among others balances of general reserve, debenture redemption reserve and preference share redemption reserve.
General reserves
     Under the Companies Act, a general reserve is created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers is to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the company for that year, then the total dividend distribution is less than the total distributable results for that year. The balances in the standalone financial statements of SIIL’s general reserves as determined in accordance with applicable regulations were Rs. 3,602 million ($83.9 million) as of March 31, 2008 and June 30, 2008.
Debenture redemption reserve
     The Companies Act requires companies that issue debentures to create a debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain a minimum proportion of outstanding redeemable debentures as a reserve. The amounts credited to the debenture redemption reserve may not be utilized by the Company except to redeem debentures. Retained earnings of the standalone financial statements of SIIL as of March 31, 2008 and June 30, 2008 include Rs. 146 million ($3.4 million) of debenture redemption reserve.
Preference share redemption reserve
     The Companies Act provides that companies that issue preference shares may redeem those shares from profits of the company which otherwise would be available for dividends or from proceeds of a new issue of shares made for the purpose of redemption of the preference shares. If there is a premium payable on redemption, the premium must be provided for, either by reducing the additional paid in capital (shares premium account) or net income, before the shares are redeemed.
     If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the capital redemption reserve account. This amount should then be utilized for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of the Company. Retained earnings of the standalone financial statements of SIIL includes Rs. 769 million ($17.9 million) of preference share redemption reserve as of March 31, 2008 and June 30, 2008.
Dividends
     Each equity share holder is entitled to dividends as and when the Company declares and pays dividends after obtaining shareholder approval. Dividends are paid in Indian Rupees. Remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes. Equity dividends paid were nil for the year ended March 31, 2008 and for the three-month period ended June 30, 2008. Dividend distribution taxes on the equity dividends were nil for the year ended March 31, 2008 and for the three-month period ended June 30, 2008.
     Dividends are payable from the profits determined under Indian GAAP statutory standalone financial statements of SIIL and its subsidiaries. Under Indian law, a company is allowed to pay dividends in excess of 10.0% of its paid-up capital in any year from profits for that year only if it transfers a specified percentage of the profits of that year to reserves. The Company makes such transfers to general reserves.
11. Commitments, Contingencies and Guarantees
(a) Commitments and contingencies
(i) Commitments
     The Company has a number of continuing operational and financial commitments in the normal course of business including completion of the construction and expansion of certain assets.
•	Capital commitments
     Significant capital commitments of the Company as of June 30, 2008 amounted to Rs. 106,437 million ($2,479.3 million) and these are related to the capacity expansion projects including commitments amounting to Rs. 42,001 million ($978.4 million) for the Company’s new energy business.

•	Export obligations
     The Company has export obligations of Rs. 49,260 million ($1,147.4 million) over eight years on account of concessional rates received on import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India. If the Company is unable to meet these obligations, the Company’s liability would be Rs. 7,081 million ($164.9 million), reduced in proportion to actual exports. Due to a remote likelihood of the Company being unable to meet its export obligations, no loss is anticipated with respect to these obligations and hence no provision has been made in its unaudited condensed consolidated financial statements.
(ii) Contingencies
     The Company is from time to time subject to litigation and other legal proceedings. Certain operating subsidiaries of the Company have been named as parties to legal actions by third party claimants and by the Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting the Company’s tax returns. The total claims related to these tax liabilities is Rs. 4,116 million ($95.9 million). The management of the Company has evaluated these contingencies and hence has recorded Rs. 659 million ($15.4 million) as current liabilities as of June 30, 2008.
     Claims by third parties amounted to Rs. 4,897 million ($114.1 million) as of June 30, 2008. No liability has been recorded against these claims, based on management’s estimate that none of these claims would become obligations of the Company. The Company intends to vigorously defend these claims. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Company is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Company’s business, financial condition or results of operations.
     Therefore, the Company has not recorded any additional liability beyond what is stated above in relation to litigation matters in the accompanying consolidated financial statements.
(b) Guarantees and Put Option
     The Company has given guarantees on the issuance of customs and excise duty bonds amounting to Rs. 678 million ($15.8 million) for import of goods including, capital equipment, at concessional rates of duty. The Company does not anticipate any liability on these guarantees.
     The Company has provided guarantees on behalf of IFL for its loan obligations to the extent of Rs. 1,820 million ($42.4 million) and the outstanding amounts against these guarantees as of June 30, 2008 was Rs. 1,592 million ($37.1 million). For loan obligations of Rs. 1,146 million ($26.7 million) of IFL guaranteed by the Company, the Company has also granted a put option to a bank under which the bank may require the Company to repurchase the loan in lieu of looking to the Company’s guarantee.
     The Company reviewed its liabilities under the guarantees and the put option taking into consideration the financial position of IFL and estimated that the fair value of the guarantees as of March 31, 2006 was Rs. 886 million. The Company recognized a liability of Rs. 784 million for the guarantees and the put option in fiscal 2006.
     In January 2008, an agreement was entered between The Madras Aluminium Company Limited (“MALCO”), a company under common control of Vedanta, and a third party for the disposal of MALCO’s entire interest in IFL. The transaction is expected to be completed in this financial year after obtaining necessary statutory approvals. In connection with this agreement, the Company is obligated to settle guarantees issued to banks. As such the Company, during fiscal 2008 revised its liability to Rs.1,412 million to represent the expected net cash outflow at completion. No further provision during the three-month period ended June 30, 2008 was deemed necessary.
     The Company has issued a corporate guarantee of Rs. 7,000 million ($163.1 million) on behalf of Vedanta Aluminium for obtaining credit facilities. The Company has also issued a corporate guarantee of Rs. 13,180 million ($307.0 million) for importing capital equipment at concessional rates of duty under the Export Promotion Capital Goods scheme enacted by the Government of India and Rs. 269 million ($6.3 million) for Raw Material imports. Vedanta Aluminium is obligated to export goods worth eight times the value of concessions enjoyed in a period of eight years following the date of import, failing which the Company is liable to pay the dues to the government. With respect to the corporate guarantee of Rs. 7,000 million ($163.1 million), Vedanta Aluminium has issued a counter guarantee to the Company indemnifying the Company for any liability on such guarantee. As of June 30, 2008, management determined that the Company will not have to fulfill its obligation.

     The Company has given a bank guarantee amounting to Australian Dollar 5.0 million (Rs. 207 million or $4.8 million) as of June 30, 2008 in favor of the Ministry for Economic Development, Energy and Resources as a security against rehabilitation liability on behalf of CMT. The same guarantee is backed by the issuance of a corporate guarantee of Rs. 320 million ($7.5 million). These liabilities are fully recognized in the consolidated financial statements of the Company. The management of the Company does not anticipate any liability on these guarantees.
     The Company has given bank indemnity guarantees amounting to Australian Dollar 2.9 million (Rs. 95 million or $2.2 million) as of June 30, 2008 in favor of the State Government of Queensland, Australia as a security against rehabilitation liabilities that are expected to occur at the closure of the mine. The environmental liability is fully recognized in the financial statements of the Company. The management of the Company does not anticipate any liability on these guarantees.
     The Company has given performance bank guarantees amounting to Rs. 3,279 million ($76.4 million) as of June 30, 2008. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging from six months to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The management of the Company does not anticipate any liability on these guarantees.
     The Company has given bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as of June 30, 2008 is Rs. 1,412 million ($32.9 million). The Company has also issued bank guarantees in the normal course of business for an aggregate value of Rs. 550 million ($12.8 million) for litigations, against provisional valuation and for other liabilities. The management of the Company does not expect any liability on these guarantees.
     The Company’s outstanding guarantees and put option cover obligations aggregating Rs. 26,368 million ($614.2 million) as of June 30, 2008. The Company estimates that the likelihood of these claims becoming obligations of the Company is remote and as such no provision has been made in the financial statements for these guarantees and put option.
     12. Income Taxes
     The following are the details of tax expense charged to statements of operations for the periods indicated:

	Three months ended
			June 30, 2008
	June 30, 2007	June 30, 2008	US dollars in
	Rs. in millions	Rs. in millions	millions
Current tax:
Indian income tax	4,936	3,665	85.4
Foreign income tax	121	61	1.4

Total current tax	5,057	3,726	86.8

Deferred tax:
Indian income tax	591	(326)	(7.6)
Foreign income tax	(2)	50	1.2
Total deferred tax	589	(276)	(6.4)

Income taxes for the period	5,646	3,450	(80.4)

Effective tax rate	25.1%	19.3%	19.3%
     The following are the details of the deferred tax assets and liabilities as of the dates indicated:

		June 30,	June 30, 2008
	March 31, 2008	2008	US dollars in
	Rs. in millions	Rs. in millions	millions
Deferred tax assets
Current	421	320	7.5
Non-current	374	327	7.6

Total	795	647	15.1

Deferred tax liabilities
Current	765	1,420	33.1
Non-current	16,369	15,012	349.7

Total	17,134	16,432	382.8

     The Company’s income tax provision from continuing operations for the three-month period ended June 30, 2008 was Rs. 3,450 million ($80.4 million). The effective tax rate for the three-month period ended June 30, 2008 was 19.3% and the difference between the statutory tax rate of 34.0% and the effective tax rate was primarily due to tax holidays and exemptions available to Indian companies.
     Effective April 1, 2007, the company adopted the provisions of FIN 48. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes” and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. As a result of the implementation of FIN 48, the Company has to recognize a Rs. 535 million decrease in the liability for unrecognized tax benefits related to tax positions taken in prior periods, which was accounted for as an increase to the April 1, 2007 balance of retained earnings.
     In addition, the Company has accrued interest and necessary penalties, where applicable, of Rs. 40 million related to unrecognized tax positions in provision for income taxes.
13. Earnings Per Share (“EPS”)
     The following are the EPS for the period indicated:

	Three months ended
			June 30, 2008
	June 30, 2007	June 30, 2008	US dollars in
	Rs. in millions	Rs. in millions	millions
Net income	11,849	9,631	224.3
Weighted average number of ordinary shares for basic earnings per share	571,681,224	708,494,411	708,494,411
Earnings from per share	20.73	13.59	0.32

14. Segment Information
     The Company is in the business of non-ferrous mining and metals in India and Australia. The Company has four reportable segments: copper, zinc, aluminum and corporate and others. The management of the Company is organized by its main products: copper, zinc and aluminum. Each of the reported segment derives its revenues from these main products and hence these have been identified as reportable segments by the Company’s Chief Operating Decision Maker (CODM). Segment profit amounts are evaluated regularly by the Company’s Managing Director and CEO who has been identified as its CODM in deciding how to allocate resources and in assessing performance.
     Copper
     The copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in Southern India and a refinery and two copper rod plants at Silvassa in Western India. The Company obtains a small quantity of copper concentrate from the Mt. Lyell copper mine in Tasmania, Australia, owned by CMT.
     Zinc
     The zinc business is owned and operated by HZL, India’s leading zinc producer in the Indian zinc market. The Company has a 64.9% ownership interest in HZL, with the remainder owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL’s operations include three zinc smelters, one lead-zinc smelter and one lead smelter in Northwest India, one zinc smelter in Southeast India and three lead-zinc mines in Northwest India.
     Aluminum
     The aluminum business is owned and operated by BALCO, in which the Company has a 51.0% ownership interest. The remainder of BALCO is owned by the Government of India. BALCO’s operations include bauxite mines, captive power plants, and refining, smelting and fabrication facilities in Central India.
     Corporate and others
     The operating segment “Corporate and others” is primarily commercial power generation business and other corporate activities.

Business segments
     The operating segments reported are the segments of the Company for which separate financial information is available. Segment profit amounts are evaluated regularly by the Company’s managing director and CEO who has been identified as its chief operating decision maker in deciding how to allocate resources and in assessing performance. The following table presents revenue and profit information and certain asset and liability information regarding the Company’s business segments for the three months ended June 30, 2007 and 2008.
For the three-month period ended June 30, 2007

				Corporate
Rs. in millions	Copper	Zinc	Aluminium	and others	Elimination	Total
Net sales to external customers	30,835	19,631	10,515	68	—	61,049
Inter-segment sales			37		(37)	—
Segment sales	30,835	19,631	10,552	68	(37)	61,049
Segment profit	3,578	15,815	4,074	70	—	23,537
Depreciation, depletion and amortization	(407)	(612)	(600)	(49)	—	(1,668)

Operating income	3,171	15,203	3,474	21	—	21,869

Interest and dividend income						951
Interest expense						(1,531)
Net realized and unrealized investment gain						1,167
Income before income taxes, minority interests and equity in net income of associate						22,456
Income taxes						(5,646)
Income after income taxes, before minority interests and equity in net income of associate						16,810
Minority interests						(5,497)
Equity in net income of associate, net of taxes						536

Net income						11,849

For the three-month period ended June 30, 2008

						Total	US
						Rs.	dollars
				Corporate		in	in
Rs. in millions	Copper	Zinc	Aluminium	and others	Elimination	millions	millions
Net sales to external customers	29,394	16,184	11,631	249	—	57,458	1,338.4
Inter-segment sales	—	—	43	—	(43)	—	—

Segment sales	29,394	16,184	11,674	249	(43)	57,458	1,338.4

Segment profit	2,951	9,719	4,549	232	—	17,451	406.5
Depreciation, depletion and amortization	(432)	(676)	(709)	(143)	—	(1,960)	(45.7)

Operating income	2,519	9,043	3,840	89	—	15,491	360.8

Interest and dividend income						2,624	61.1
Interest expense						(965)	(22.5)
Net realized and unrealized investment gain						765	17.8

Income before income taxes, minority interests and equity in net loss of associate						17,915	417.2
Income taxes						(3,450)	(80.4)

Income after income taxes, before minority interests and equity in net loss of associate						14,465	336.8
Minority interests						(4,411)	(102.7)
Equity in net loss of associate, net of taxes						(423)	(9.9)

Net income						9,631	224.2

Assets
Segment assets	148,997	142,793	56,018	24,961	—	372,769	8,683.3
Investment in associate				19,101	—	19,101	445.0

Total assets	148,997	142,793	56,018	44,062	—	391,870	9,128.3

Additions to Property, plant and equipment	630	2,136	1,087	3,146	—	6,999	163.0

15. Fair Value Measurements
     SFAS 157 defines and establishes a framework for measuring fair value and expands disclosures about fair value measurements. In accordance with SFAS 157, the Company has categorized its financial assets and liabilities as of June 30, 2008, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy as set forth below.

	Rs. in millions				US dollars in millions
	Quoted
	price in				Quoted
	active				price in
	market	Significant			active	Significant
	for	other			market for	other
	identical	observable	Significant		identical	observable	Significant
	assets	inputs	unobservable		assets	inputs	unobservable
	(Level 1)	(Level 2)	inputs (Level 3)	Total	(Level 1)	(Level 2)	inputs (Level 3)	Total
Financials Asset
Trading Securities(1)	163,751	—	—	163,751	3,814.4	—	—	3,814.4
Available for sale securities(2)	153	—	—	153	3.6	—	—	3.6
Derivative(3)	675	1,513	—	2,188	15.7	35.2	—	51.0
Total	164,579	1,513	—	166,092	3,833.7	35.2	—	3,869.0

Financials Liability
Long-term debts(4)	—	489	—	489	—	11.4	—	11.4
Derivative(5)	190	676	—	866	4.4	15.7	—	20.1
Total	190	1,165	—	1,355	4.4	27.1	—	31.5

Notes:

(1)	Included in the short-term investments and deposits and restricted — cash, deposits and investments in the condensed consolidated balance sheet.

(2)	Included in the long-term investments in the condensed consolidated balance sheet.

(3)	Included in the other current assets in the condensed consolidated balance sheet.

(4)	Included in the long-term debt in the condensed consolidated balance sheet.

(5)	Included in the other current liabilities in the condensed consolidated balance sheet.

STERLITE INDUSTRIES (INDIA) LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our annual report on Form 20-F, as amended (Registration No. 001-33175). Some of the statements in the following discussion are forward-looking statements. See “Special note regarding forward-looking statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth elsewhere in this report and those set forth below.
Overview
     We are a non-ferrous metals and mining company with operations in India and Australia. In addition, we are developing a commercial power generation business. In India, we are the leading custom copper smelters by production volume, the leading and only integrated zinc producer and the third largest aluminum producer by volume. In addition, we have copper mining operations in Australia. We also have a minority interest in Vedanta Aluminium Limited, or Vedanta Aluminium, an alumina refining and aluminum smelting company, and are developing a commercial power generation business in India that leverages our experience in building and managing captive power plants used to support our copper, zinc and aluminum businesses. We have experienced significant growth in recent years through various expansion projects which have expanded our copper smelting business, by acquiring our zinc and aluminum businesses in 2002 and 2001, respectively, through the Government of India privatization programs and by successfully growing our acquired businesses. We believe our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools. We also believe we are well positioned to benefit from the significant growth in industrial production and investments in infrastructure in India, China, Southeast Asia and the Middle East, which we expect will continue to create strong demand for metals.
     The following tables are derived from our unaudited condensed consolidated financial data and and the related notes set forth:
•	the net sales for each of our business segments as a percentage of our net sales on a consolidated basis;

•	the operating income for each of our business segments as a percentage of our operating income on a consolidated basis; and

•	the segment profit, calculated by adjusting operating income for depreciation, depletion and amortization, voluntary retirement scheme expenses, impairment of assets and guarantees, impairment of investments and loans and gain on sale of real estate, as applicable, for each of our business segments as a percentage of our segment profit on a consolidated basis.

	Three months ended June 30,
	2007	2008
Net Sales:
Copper	50.5%	51.2%
Zinc	32.2	28.2
Aluminum	17.2	20.2
Corporate and others	0.1	0.4

Total	100.0%	100.0%

Operating income:
Copper	14.5%	16.2%
Zinc	69.5	58.4
Aluminum	15.9	24.8
Corporate and others	0.1	0.6

Total	100.0%	100.0%

Segment profit(1):
Copper	15.2%	16.9%
Zinc	67.2	55.7
Aluminum	17.3	26.1
Corporate and others	0.3	1.3

Total	100.0%	100.0%

Note:

(1)	Segment profit is calculated by adjusting operating income for depreciation, depletion and amortization, as applicable. Segment profit is not a recognized measurement under accounting principles generally accepted in the United States (US GAAP). Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with US GAAP. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is a more indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods. The following table reconciles operating income to segment profit for the periods indicated:

	Three months ended June 30,
	2007		2008		2008
	(in millions)
Copper:
Operating income	Rs.	3,171	Rs.	2,519	$58.7
Plus:
Depreciation, depletion and amortization		407		432	10.0

Segment profit	Rs.	3,578	Rs.	2,951	$68.7

Zinc:
Operating income	Rs.	15,203	Rs.	9,043	$210.6
Plus:
Depreciation, depletion and amortization		612		676	15.8

Segment profit	Rs.	15,815	Rs.	9,719	$226.4

Aluminum:
Operating income	Rs.	3,474	Rs.	3,840	$89.4
Plus:
Depreciation, depletion and amortization		600		709	16.6

Segment profit	Rs.	4,074	Rs.	4,549	$106.0

Corporate and Others:
Operating Income	Rs.	21	Rs.	89	$2.1
Plus:
Depreciation, depletion and amortization		49		143	3.3

Segment profit	Rs.	70	Rs.	232	$5.4

Business Summary
     Our company is comprised of the following business segments:
•	Copper. Our wholly-owned copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in the State of Tamil Nadu in Southern India and a refinery and two copper rod plants at Silvassa in Western India. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements. Our primary products are copper cathodes and copper rods.

•	Zinc. Our zinc business is owned and operated by Hindustan Zinc Limited, or HZL, India’s leading and only integrated zinc producer with a 79.7% market share by volume of the Indian zinc market in fiscal 2008, according to India Lead Zinc Development Association, or ILZDA. We have a 64.9% ownership interest in HZL. The remainder of HZL is owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL is a fully integrated zinc producer with operations including three lead-zinc mines, three hydrometallurgical zinc smelters, one lead smelter and one lead-zinc smelter in the State of Rajasthan in Northwest India and one hydrometallurgical zinc smelter in the state of Andhra Pradesh in Southeast India. HZL’s primary products are zinc and lead ingots.

•	Aluminum. Our aluminum business is primarily owned and operated by Bharat Aluminium Company Limited, or BALCO. We have a 51.0% ownership interest in BALCO. The remainder of BALCO is owned by the Government of India. We have exercised our option to acquire the Government of India’s remaining 49.0% ownership interest, though the exercise of this option has been contested by the Government of India and the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. BALCO’s operations include two bauxite mines, one alumina refinery, two aluminum smelters, a fabrication facility and two captive power plants in the State of Chhattisgarh in Central India. BALCO’s primary products are aluminum ingots, rods and rolled products.

•	Corporate and Others. Our corporate and other business segment primarily includes our equity investment in Vedanta Aluminium, our guarantees, investments and loans with respect to India Foils Limited, or IFL, and our commercial power generation business that we are developing. We anticipate that our commercial power generation business will be a separate business segment after it becomes operational. We hold a 29.5% minority interest in Vedanta Aluminium, which is not consolidated into our financial results and which is accounted for as an equity investment.
Recent Developments
     On May 30, 2008, we and Asarco LLC, or Asarco, a mining, smelting and refining company based in Tucson, Arizona, signed a definitive agreement for us to acquire substantially all the operating assets of Asarco for $2.6 billion in cash following an auction process. The agreement is subject to the approval of the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division before which Asarco has been in reorganization proceedings under Chapter 11 of the US Bankruptcy Code. There can, however, be no assurance that court approval will be obtained or that the proposed sale will be concluded.
     Two parties that were also bidders in the auction process have filed petitions objecting to the proposed sale to us before the US Bankruptcy Court. We are unable to predict the outcome of the petitions.
     Asarco, formerly known as American Smelting and Refining Company, is over 100 years old and is currently the third largest copper producer in the United States. It produced 235,000 tons of refined copper in 2007. Asarco’s mines currently have estimated reserves of approximately five million tons of contained copper. For the year ended December 31, 2007, Asarco had total revenues of approximately $1.9 billion. The integrated assets proposed to be acquired by us include three open-pit copper mines and a copper smelter in the State of Arizona and a copper refinery, rod and cake plant and precious metals plant located in the State of Texas. We will assume Asarco’s operating liabilities, but not the legacy liabilities for asbestos and environmental claims for Asarco’s ceased operations.
     We plan to finance the acquisition through a mix of debt and existing cash resources.
     We believe that Asarco will be a strategic fit with our existing copper business by:
•	leveraging our operational and project execution skills to develop and optimize Asarco’s mines and plants;

•	providing access to attractive mining assets with a long life;

•	providing geographic diversification through entry into the North American market; and

•	providing a stable operating and financial platform for Asarco.
Factors Affecting Results of Operations
     Our results of operations are primarily affected by commodity prices, our cost of production, our production output, government policy in India and exchange rates.
Metal Prices and Copper TcRc
     Overview
     Our results of operations are significantly affected by the treatment charge and refining charge, or TcRc, of copper in our copper business and the commodity prices of the metals that we produce, which are based on The London Metal Exchange Limited, or LME, prices, in our zinc and aluminum businesses. Both the TcRc of copper and the commodity prices of the metals we produce can vary significantly when supply of and demand for copper smelting and refining capacity and the metals we produce fluctuate. While copper smelters and metal producers are unable to influence the market rate of the TcRc or commodity prices directly, events such as changes in copper smelting or commodity production capacities, temporary price reductions or other attempts to capture market share by individual smelters and metal producers, including by our consolidated group of companies, may have an effect on market prices. Moreover, the prices realized by us can, to some extent, be affected by the particular terms we are able to negotiate for the contractual arrangements we enter into with buyers. Price variations and market cycles, including recent volatility for both LME prices and the copper TcRc, have historically influenced, and are expected to continue to influence, our financial performance.
     Copper
     The net sales of our copper business fluctuate based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, with only a small percentage of our copper concentrate requirements sourced from our own mine, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME-linked price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters. The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for 92.9% of our copper concentrate requirements during the three-month period ended June 30, 2008, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs. The profitability of our copper operations is also affected by the prices we receive upon the sale of by-products, such as sulphuric acid and precious metals, which are generated during the copper smelting and refining process. The prices we receive for by-products can vary significantly, including as a result of changes in supply and demand and local market factors in the location the by-product is produced. The following table sets forth the average TcRc that we have realized for the period indicated:

	Three months ended June 30,
	2007	2008
	(in US cents per pound)
Copper TcRc	19.6¢/lb	13.9¢/lb
     The LME price of copper affects our profitability as to the portion of our copper business where we source copper concentrate from our own mine, which accounted for 7.1% of our copper concentrate requirements during the three-month period ended June 30, 2008 and which is expected to decrease as a percentage in the future as the reserves of our sole remaining copper mine, Mt. Lyell in Tasmania, Australia, are expected to be exhausted by fiscal 2012 and to the extent we seek to increase our copper smelting and refining capacity. The following table sets forth the daily average copper LME price for the period indicated:

	Three months ended June 30,
	2007	2008
	(in US dollars per ton)
Copper LME	$7,572	$8,448
     Zinc and Aluminum
     The net sales of our zinc and aluminum businesses fluctuate based on the volume of our sales and the respective LME prices of zinc and aluminum. Our zinc business is fully integrated, so its profitability is dependent upon the difference between the LME price of zinc and our cost of production, which includes the costs of mining and smelting. BALCO was a fully integrated producer in fiscal 2005 and prior years, with all of its alumina requirements being supplied by its own bauxite mines and alumina refinery. However, following the completion of a large expansion project at Korba to increase aluminum smelting capacity, BALCO sourced its alumina requirements from third parties. Going forward, we expect BALCO to source a majority of its alumina requirements from Vedanta Aluminium and its own bauxite mines and alumina refinery. For the portion of our aluminum business where the alumina is sourced internally, profitability is dependent upon the LME price of aluminum less our cost of production, which includes the costs of bauxite mining, the refining of bauxite into alumina and the smelting of alumina into aluminum. For the portion of our aluminum business where alumina is sourced from third parties, profitability is dependent upon the LME price of aluminum less the cost of the sourced alumina and our cost of production. The following table sets forth the daily average zinc and aluminum LME prices for the periods indicated:

	Three months ended June 30,
	2007	2008
	(in US dollars per ton)
Zinc LME	$3,667	$2,115
Aluminum LME	2,761	2,941

   India Market Premium
     Generally, our products sold in India are sold at a premium to the LME market price due to a number of factors including the customs duties levied on imports by the Government of India, the costs to transport metals to India and regional market conditions. See “— Government Policy.” As a result, we endeavor to sell as large a quantity of our products as possible in India.
Cost of Production
     Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Costs associated with mining and metal production include energy costs, ore extraction and processing costs at our captive mines, labor costs and other manufacturing expenses. Cost of production also includes cost of alumina for our aluminum business, as described under “— Metal Prices and Copper TcRc.” Cost of production does not include the cost of copper concentrate for our copper business, though such cost is included in our cost of sales.
     Energy cost is the most significant component of the cost of production in our metal production businesses. Most of our power requirements are met by captive power plants, which are primarily coal-fueled. Thermal coal, diesel fuel and fuel oil, which are used to operate our power plants, and metcoke, which is used in the zinc smelting process, are currently sourced from a combination of long-term and spot contracts. Our aluminum business, which has high energy consumption due to the power-intensive nature of aluminum smelting, sources approximately 70% of its thermal coal requirement from a subsidiary of Coal India Limited, or Coal India, under a five-year supply agreement entered into in August 2006. Shortages of coal at Coal India may require that a greater amount of higher priced imported coal be utilized. For example, in April 2005, a shortage of coal led Coal India to reduce the amount of coal supplied to all its customers, except utilities, including BALCO, forcing BALCO to utilize higher priced imported coal. However, BALCO recently received a coal block allocation of 211.0 million tons for use in its captive power plants. Any change in coal prices or the mix of coal that is utilized, primarily whether the coal is sourced locally or imported, can affect the cost of generating power.
     For our zinc business and the portions of our copper and aluminum businesses where we source the ore from our own mines, ore extraction and processing costs affect our cost of production. In our zinc and copper businesses, the ore extraction and processing costs to produce concentrates are generally a small percentage of our overall cost of production of the finished metals. In our aluminum business, the bauxite ore extraction cost is not significant but the refining cost to produce alumina from bauxite ore represents approximately one-third of the cost of production of aluminum. In addition, a significant cost of production in our zinc business is the royalty that HZL pays on the lead-zinc ore that is mined, where royalty is a function of the LME prices of zinc and lead. See “— Government Policy — Taxes and Royalties.”
     Labor costs are principally a function of the number of employees and increases in compensation from time to time. Improvements in labor productivity in recent years have resulted in a decrease in the per-unit labor costs. We outsource a majority of BALCO’s and Copper Mines of Tasmania Pty Ltd’s, or CMT’s, mining operations, a substantial portion of HZL’s mining operations and a limited number of functions at our copper, zinc and aluminum smelting operations to third party contractors.
     Other manufacturing expenses include, among other things, additional materials and consumables that are used in the production processes and routine maintenance to sustain ongoing operations. None of these represents a significant portion of our costs of production.
     Cost of production as reported for our metal products includes an offset for any amounts we receive upon the sale of the by-products from the refining or smelting processes. We divide our cost of production by the daily average exchange rate for the year to calculate the US dollar cost of production per lb or ton of metal as reported.

Production Volume and Mix
     Production volume has a substantial effect on our results of operations. We are generally able to sell all of the products we can produce, so our net sales generally fluctuate as a result in changes of production volume. Production volume is dependent on our production capacity, which has increased in recent years across all of our businesses. For our mining operations, production output is also dependent upon the quality and consistency of the ore. Per-unit production costs are also significantly affected by changes in production volume in that higher volumes of production generally reduce the per unit production costs. Therefore, our production levels are a key factor in determining our overall cost competitiveness. We have benefited from significant economies of scale as we have increased production volumes in recent years. The following table summarizes our production volumes for our primary products for the period indicated:

		Three months ended June 30,
Segment	Product	2007	2008
		(tons)
Copper	Copper cathode(1)	81,229	67,587
	Copper rods	51,195	51,830
Zinc	Zinc	92,631	127,889
	Lead	13,651	17,298
Aluminum	Ingots	50,146	45,837
	Rods	22,042	28,781
	Rolled Products	15,739	14,371

	Total Aluminum	87,927	88,989

Note:

(1)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rod.
     In addition, the mix of products we produce can have a substantial impact on our results of operations as we have different operating margins in each of our businesses, and within each business our operating margins vary between the lower margins of primary metals and the higher margins of value-added products such as copper rods and aluminum rolled products. For example, copper cathodes are converted in our copper rod plant into copper rods, a value-added product which has a higher margin than copper cathodes. As copper rods have higher margins, we endeavor to sell as large a percentage of copper rods as possible. As the production volume of our various products fluctuate primarily based on market demand and our production capacity for such products, the percentage of our revenues from those products will also fluctuate between higher and lower margin products, which will in turn cause our operating income and operating margins to fluctuate.
     Periodically, our facilities are shut down for planned and unplanned repairs and maintenance which temporarily reduces our production volume.
Government Policy
     Customs Duties
     We sell our products in India at a premium to the LME price, due in part to the customs duties payable on imported products. Our profitability is affected by the levels of customs duties as we price our products sold in India generally on an import-parity basis. We also pay a premium on certain raw materials that we import or which are sourced locally but which are priced on an import-parity basis as a result of customs duties, with copper concentrate, coal, petroleum products, alumina, carbon and caustic soda being the primary examples.

     The following table sets forth the customs duties that were applicable for the periods indicated:

	January 22, 2007 to	April 29, 2008
	April 28, 2008	to Present
Copper	5.0%	5.0%
Copper concentrate	2.0%	2.0%
Zinc	5.0%	0.0%
Aluminum	5.0%	5.0%
     In addition, the Finance Act (2 of 2004), which has been in effect since July 8, 2004, levies an additional surcharge at the rate of 2% of the total customs duty payable which has been further increased to 3% of the total customs duty payable effective March 1, 2007. The Government of India may further reduce customs duties in the future, which could adversely affect our results of operations.
     Export Incentives
     The Government of India provides a variety of export incentives to Indian companies. Indian exports of copper, aluminum and zinc receive assistance premiums from the Government of India, which have been progressively reduced since 2002, and which is consistent with a similar reduction in custom duties. Export incentives do not outweigh the Indian market price premiums. Accordingly, notwithstanding the export incentives, we endeavor to sell as large a quantity of our products as possible domestically.
     In three months ended June 30, 2007 and 2008, exports accounted for 61.7% and 41.5%, respectively, of our copper business’ net sales. The following table sets forth the export assistance premiums, either as Indian Rupees per ton of exports or as a percentage of the Free on Board, or FOB, value of exports, on copper cathode and copper rods for the periods indicated:

	November 21, 2005		July 15, 2006
	to July 14, 2006		to Present
	(percentage of FOB value of exports)
Copper cathode	5.0	%(1)	2.2	%(3)
Copper rods	5.0	%(2)	2.2	%(4)

Notes:

(1)	Subject to a cap of Rs. 9,000 per ton.

(2)	Subject to a cap of Rs. 10,050 per ton.

(3)	Subject to a cap of Rs. 7,500 per ton.

(4)	Subject to a cap of Rs. 7,760 per ton.
     For the three months ended June 30, 2007 and 2008, exports accounted for 31.2% and 30.1%, respectively, of our zinc business’ net sales. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on zinc concentrate, zinc ingots and lead concentrate for the periods indicated:

	April 1, 2007 to	October 9, 2007
	October 8, 2007	to Present
	(percentage of FOB value of exports)
Zinc concentrate	5.0%	3.0%
Zinc ingots	7.0%	5.0%
Lead concentrate	5.0%	3.0%

     For the three months ended June 30, 2007 and 2008, exports accounted for 28.4% and 15.0%, respectively, of our aluminum business’ net sales. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on aluminum ingots, aluminum rods and aluminum rolled products for the periods indicated:

	April 1, 2007 to	October 9, 2007
	October 8, 2007	to Present
	(percentage of FOB value of exports)
Aluminum ingots	5.0%	3.0%
Aluminum rods	5.0%	5.0%
Aluminum rolled products	6.0%	4.0%
     The Government of India may further reduce export incentives in the future, which would adversely affect our results of operations.
     Taxes and Royalties
     Income tax on Indian companies is presently charged, and during the three-month period ended June 30, 2008 was charged, at a statutory rate of 30.0% plus a surcharge of 10.0% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 34.0%. We have in the past had an effective tax rate lower than the statutory rate, benefiting from tax incentives on infrastructure projects in specific locations.
     Profits of companies in India are subject to either regular income tax or a Minimum Alternate Tax (MAT), whichever is greater. The minimum alternate tax rate is currently, and during the three-month period ended June 30, 2008 was, 11.33% of the book profits as prepared under Indian GAAP. Amounts paid as MAT may be applied towards regular income taxes payable in any of the succeeding seven years subject to certain conditions.
     A tax on dividends declared and distributed by Indian companies is charged at an effective tax rate of 17.0%. This tax is payable by the company distributing the dividends. Dividends from our subsidiaries to us are also subject to this tax, though we do not pay income tax upon the receipt of any such dividends.
     We currently pay an excise duty of 14.0% and an additional charge of 3.0% on the excise duty based on all of our domestic production intended for domestic sale and charge this excise duty and additional charge to our domestic customers.
     We are also subject to government royalties. We pay royalties to the State Governments of Chhattisgarh and Rajasthan in India based on our extraction of bauxite and lead-zinc ore. Most significant of these is the royalty that HZL is currently required to pay to the State of Rajasthan, where all of HZL’s mines are located, at a rate of 6.6% of the zinc LME price payable on the zinc metal contained in the ore produced and 5.0% of the lead LME price payable on the lead metal contained in the ore produced. The royalties paid by BALCO on extraction of bauxite are not material to our results of operations. We also pay royalties to the State Government of Tasmania in Australia based on the operations at CMT at a rate equal to the sum of 1.6% of the net sales plus 0.4 times the profit multiplied by the profit margin over net sales, subject to a cap of 5.0% of net sales.
     There are several tax incentives available to companies operating in India, including the following:
•	profits from newly established units in special economic zones are entitled to a tax holiday for a specified period;

•	profits from newly constructed power plants (including for captive use) benefit from a tax holiday for a specified period;

•	investments in projects where alternative energy such as wind energy is generated can claim large tax depreciation in the first year of operations; and

•	income from investment in mutual funds is exempt from a tax subject to certain deductions.
     We have benefited from these tax incentives. Such benefits have resulted in lower effective tax rates, both within Sterlite Industries (India) Limited, or SIIL, and in some of our operating subsidiaries such as BALCO and HZL. HZL’s new export unit, effective from the quarter ended June 30, 2008, and SIIL have benefited from 100% export unit status, where profits on export sales are exempt from tax for a specified period. BALCO and HZL have considerable investments in captive power plants enjoying tax exemption, and HZL has also benefited from establishing wind energy generating projects. In addition, a large part of SIIL’s and HZL’s investment of surplus cash is in tax exempt instruments.
Exchange Rates
     We sell commodities that are typically priced by reference to US dollar prices. However, a majority of our direct costs in our zinc and aluminum businesses and our smelting and refining costs in our copper business are incurred in Indian Rupees and to a much lesser extent in Australian dollars. Also, all costs with respect to imported material for all our businesses are generally incurred in US dollars. As a result, an increase in the value of the US dollar compared to the Indian Rupee, and to a lesser extent the Australian dollar, is generally beneficial to our results of operations, except to the extent that the increase results in increased costs of copper concentrate, alumina and other imported materials for our businesses. A decrease in the value of the US dollar relative to the Indian Rupee or Australian dollar has the opposite effect on our results of operations.
     The following table sets forth the average value of the Indian Rupee against the US dollar and the Australian dollar against the US dollar for the periods indicated:

	Three months ended June 30,
	2007	2008
	(per US dollar)
Indian Rupees	Rs. 41.20	Rs. 41.73
Australian dollar	AUD 1.21	AUD 1.06

Source:	Reserve Bank of India
Power Business
     We expect our future results of operations to be affected by our entry into the commercial power generation business. The effect of this new business will depend on the timing of and our success in executing this plan.
Critical Accounting Estimates
     The preparation of our unaudited condensed consolidated financial statements in conformity with US GAAP often requires us to make judgments, estimates and assumptions regarding uncertainties that affect our results of operations, financial position and cash flows, as well as the related footnote disclosures. Management bases its estimates on knowledge of our operations, markets in which we operate, historical trends, and other assumptions. Actual results could differ from these estimates under different assumptions or conditions.
     Our annual report on Form 20-F (Registration No. 001-33175) includes a description of the following policies which management considers to be the most important to the portrayal of our financial condition and results of operations because they require the use of estimates, assumptions and the application of judgment:
•	Mine properties;

•	Useful economic lives of assets and impairment;

•	Asset retirement obligations;

•	Commitments, contingencies and guarantees; and

•	Income taxes.

Results of Operations
Overview
  Consolidated Statement of Operations Data
     The following table is derived from our unaudited condensed consolidated financial data and sets forth our historical operating results as a percentage of net sales for the periods indicated:

	Three months ended June 30,
	2007	2008
Consolidated Statement of Operations Data:
Net sales	100.0%	100.0%
Other operating revenues	0.9	1.0

Total revenue	100.9	101.0
Cost of sales	(61.9)	(70.7)
Selling and distribution expenses	(1.3)	(1.5)
General and administration expenses	(1.8)	(1.8)
Operating income	35.8	27.0
Interest and dividend income	1.6	4.6
Interest expense	(2.5)	(1.7)
Net realized and unrealized investment gains	1.9	1.3

Income before income taxes, minority interests and equity in net (loss)/income of associate	36.8	31.2
Income taxes
Current	(8.3)	(6.5)
Deferred	(1.0)	(0.5)

Income after income taxes, before minority interests and equity in net (loss)/income of associate	27.5	25.2
Minority interests	(9.0)	(7.7)
Equity in net income/(loss) of Associate, net of taxes	0.9	(0.7)

Net income	19.4%	16.8%

Comparison of three-month periods ended June 30, 2007 and June 30, 2008
   Net Sales, Other Operating Revenues and Operating Income
     Consolidated
     Net sales decreased from Rs. 61,049 million in the three-month period ended June 30, 2007 to Rs. 57,458 million ($1,338.4 million) in the three-month period ended June 30, 2008, a decrease of Rs. 3,591 million. Volume increases across all of our metals were offset by lower daily average LME prices in our zinc segment.
     Other operating revenues increased from Rs. 516 million in the three-month period ended June 30, 2007 to Rs. 551 million ($12.8 million) in the three-month period ended June 30, 2008, an increase of Rs. 35 million, or 6.8%. The increase was primarily due to increased sales of by-products that are not included in cost of production.
     Operating income decreased from Rs. 21,869 million in the three-month period ended June 30, 2007 to Rs. 15,491 million ($360.8 million) in the three-month period ended June 30, 2008, a decrease of Rs. 6,378 million, or 29.2%. The decrease was due to a decrease in TcRc in the copper business by 29.2% and a decline in the daily average LME prices of zinc by 42.3%. These factors were partially offset by higher volumes from our aluminum and zinc businesses and an increase in the daily average copper and aluminum LME prices. Operating margin decreased from 35.8% in the three-month period ended June 30, 2007 to 27.0% in the three-month period ended June 30, 2008 as a result of a decrease in operating income margin in our copper, aluminum and zinc businesses. Contributing factors to our consolidated operating income were as follows:
•	Cost of sales increased from Rs. 37,803 million in the three-month period ended June 30, 2007 to Rs. 40,627 million ($946.4 million) in the three-month period ended June 30, 2008, an increase of Rs. 2,824 million, or 7.5%. Cost of sales increased primarily due to an increase in production volume across our zinc and aluminum businesses and higher cost of purchased copper concentrate resulting from higher daily average LME prices. Cost of sales as a percentage of net sales increased from 61.9% in the three-month period ended June 30, 2007 to 70.7% in the three-month period ended June 30, 2008.

•	Selling and distribution expenses increased from Rs. 773 million in the three-month period ended June 30, 2007 to Rs. 865 million ($20.1 million) in the three-month period ended June 30, 2008, an increase of Rs. 92 million, or 11.9%. This increase was due to increased sales volumes across all our businesses as some of the selling and distribution expenses are proportional to the sales volume. As a percentage of net sales, selling and distribution expenses increased marginally from 1.3% in the three-month period ended June 30, 2007 to 1.5% in the three-month period ended June 30, 2008.

•	General and administrative expenses decreased from Rs. 1,120 million in the three-month period ended June 30, 2007 to Rs. 1,026 million ($23.9 million) in the three-month period ended June 30, 2008, a decrease of Rs. 94 million, or 8.4%, and as a percentage of net sales remained constant at 1.8% in the three-month period ended June 30, 2007 and the three-month period ended June 30, 2008.

•	Depreciation, depletion and amortization increased from Rs. 1,668 million in the three-month period ended June 30, 2007 to Rs. 1,960 million ($45.7 million) in the three-month period ended June 30, 2008, an increase of Rs. 292 million, or 17.5%. This increase related primarily to the capitalization of our expanded capacities in our copper, zinc, aluminum and wind power businesses.
     Copper
     Net sales in the copper segment decreased from Rs. 30,835 million for the three-month period ended June 30, 2007 to Rs. 29,394 million ($684.7 million) for the three-month period year ended June 30, 2008, a decrease of Rs. 1,441 million, or 4.7%. This decrease was primarily due to lower sales volume due to lower production because of a planned bi-annual plant maintenance shut down for 26 days in May and June 2008, partially offset by an increase in daily average copper LME prices by 11.6%. Specifically:
•	Copper cathode production decreased from 81,229 tons in the three-month period ended June 30, 2007 to 67,587 tons in the three-month period ended June 30, 2008, a decrease of 16.8%. This decrease was primarily due to the planned bi-annual plant maintenance shut down for 26 days in May and June 2008. Copper cathode sales decreased from 29,534 tons in the three-month period ended June 30, 2007 to 14,721 tons in the three-month period ended June 30, 2008, a decrease of 50.2%, due to lower production.

•	Production of copper rods increased from 51,195 tons in the three-month period ended June 30, 2007 to 51,830 tons in the three-month period ended June 30, 2008, a marginal increase of 1.2%. Copper rod sales increased from 50,982 tons in the three-month period ended June 30, 2007 to 52,119 tons in the three-month period ended June 30, 2008, an increase of 2.2%. The increase in sales was in line with the increase in production.

•	Sales of copper in the Indian market increased from 37,165 tons in the three-month period ended June 30, 2007 to 40,038 tons in the three-month period ended June 30, 2008, an increase of 7.7%, and our exports decreased from 43,352 tons in the three-month period ended June 30, 2007 to 26,802 tons in the three-month period ended June 30, 2008, a decrease of 38.2%. We endeavor to sell as large a quantity of our products as possible domestically, where we receive an Indian market premium. Our domestic sales as a percentage of total sales increased from 46.2% in the three-month period ended June 30, 2007 to 59.9% in the three-month period ended June 30, 2008 as the demand in the domestic market increased more rapidly than our production volume growth.

•	The daily average copper cash settlement price on the LME increased from $7,572 per ton in the three-month period ended June 30, 2007 to $8,448 per ton in the three-month period ended June 30, 2008, an increase of 11.6%.

•	Depreciation in average exchange rate of the Indian Rupee against the US dollar, from 41.20 Indian Rupee per US dollar in the three-month period ended June 30, 2007 to 41.73 Indian Rupee per US dollar in the three-month period ended June 30, 2008, a depreciation of 1.3%, positively affected our net sales.
     Operating income in the copper segment decreased from Rs. 3,171 million in the three-month period ended June 30, 2007 to Rs. 2,519 million ($58.7 million) in the three-month period ended June 30, 2008, a decrease of Rs. 652 million, or 20.6%. This decrease was primarily due to significantly reduced TcRc rates, partially offset by an increase in sales volume combined with a lower cost of production resulting from improved copper recovery, improved by-product management and higher realization on the sale of sulphuric acid by-product and contribution from the phosphoric and precious metals businesses. TcRc rates decreased from an average of 19.6¢/lb realized in the three-month period ended June 30, 2007 to an average of 13.9¢/lb realized in the three-month period ended June 30, 2008 as a result of a global weakening of the TcRc market resulting in a significant decline in the market TcRc rate.
     Zinc
     Net sales in the zinc segment decreased from Rs. 19,631 million in the three-month period ended June 30, 2007 to Rs. 16,184 million ($377 million) in the three-month period ended June 30, 2008, a decrease of Rs. 3,447 million, or 17.6%. This was primarily due to a decline of 42.3% in the daily average zinc LME prices during the three-month period ended June 30, 2008 compared to the three-month period ended June 30, 2007, partially offset by an increase in sales volume. Specifically:
•	Zinc ingot production increased from 92,631 tons in the three-month period ended June 30, 2007 to 127,889 tons in the three-month period ended June 30, 2008, an increase of 38.1%, as a result of the increased production from HZL’s second 210,000 tpa hydrometallurgical zinc smelter at Chanderiya that was commissioned in December 2007. The second hydrometallurgical zinc smelter at Chanderiya produced 36,201 tons of zinc ingots in the three-month period ended June 30, 2008. Zinc ingot sales increased from 90,740 tons in the three-month period ended June 30, 2007 to 126,705 tons in the three-month period ended June 30, 2008, an increase of 39.6%, enabled by higher production and strong market demand in India as well as in the rest of Asia.

•	Zinc ingot sales in the domestic market increased from 71,269 tons in the three-month period ended June 30, 2007 to 82,548 tons in the three-month period ended June 30, 2008, an increase of 15.8%, primarily due to an increase in consumption in the domestic market by end-users and a decrease in imports. Export sales increased from 19,471 tons in the three-month period ended June 30, 2007 to 44,157 tons in the three-month period ended June 30, 2008, an increase of 126.8%.

•	The daily average zinc cash settlement price on the LME decreased from $3,667 per ton in the three-month period ended June 30, 2007 to $2,115 per ton in the three-month period ended June 30, 2008, a decrease of 42.3%.

•	Lead ingot production increased from 13,651 tons in the three-month period ended June 30, 2007 to 17,298 tons in the three-month period ended June 30, 2008, an increase of 26.7%, as a result of higher production in our new lead smelter at Chanderiya. Sales of lead ingots increased from 13,404 tons in the three-month period ended June 30, 2007 to 17,249 tons in the three-month period ended June 30, 2008, an increase of 28.7%.

•	HZL also sold zinc concentrate of 49,835 dry metric tons, or DMT, in the three-month period ended June 30, 2007 and 161 DMT in the three-month period ended June 30, 2008. This decrease was primarily due to the increase in smelting capacities resulting in limited availability of surplus concentrate for sale. Lead concentrate sales were 5,000 DMT in the three-month period ended June 30, 2007 and 10,346 DMT in the three-month period ended June 30, 2008.

•	Depreciation in average exchange rate of Indian rupee against US dollar, from Rs. 41.20 per $1.00 in the three-month period ended June 30, 2007 to Rs. 41.73 per $1.00 in the three-month period ended June 30, 2008, a depreciation of 1.3%, positively affected our net sales.
     Operating income in the zinc segment decreased from Rs. 15,203 million in the three-month period ended June 30, 2007 to Rs. 9,043 million ($210.6 million) in the three-month period ended June 30, 2008, a decrease of Rs. 6,160 million, or 40.5%. Operating margin decreased from 77.4% in the three-month period ended June 30, 2007 daily average to 55.9% in the three-month period ended June 30, 2008. The increase in metal volume was not sufficient to offset the decline in the zinc LME prices.
     Aluminum
     Net sales to external customers in the aluminum segment increased from Rs. 10,515 million in the three-month period ended June 30, 2007 to Rs. 11,631 million ($270.9 million) in the three-month period ended June 30, 2008, an increase of Rs. 1,116 million, or 10.6%, due to an increase in sales volume by 2.0%, higher daily average LME prices and depreciation of the Indian Rupee against the US dollar by 1.3% during the three-month period ended June 30, 2008 compared to the three-month period June 30, 2007. Primary and contributing factors to the increase include the following:
•	Aluminum production increased from 87,927 tons in the three-month period ended June 30, 2007 to 88,989 tons in the three-month period ended June 30, 2008, an increase of 1.2%. The new smelter at Korba produced 61,748 tons of aluminum in the three-month period ended June 30, 2008 as compared to 61,777 tons of aluminum in the three-month period ended June 30, 2007. The existing smelter production increased from 26,150 tons in the three-month period ended June 30,

2007 to 27,241 tons in the three-month period ended June 30, 2008, an increase of 4.2% achieved through improved operational efficiencies.

•	Aluminum sales increased from 85,513 tons in the three-month period ended June 30, 2007 to 87,215 tons in the three-month period ended June 30, 2008, an increase of 2.0%. Sales of aluminum ingots decreased from 49,695 tons in the three-month period ended June 30, 2007 to 45,459 tons in the three-month period ended June 30, 2008, a decrease of 8.5%, as production from the new Korba smelter was primarily sold in ingot form. Wire rod sales increased from 21,320 tons in the three-month period ended June 30, 2007 to 28,743 tons in the three-month period ended June 30, 2008, an increase of 34.8%. Rolled product sales decreased from 14,498 tons in the three-month period ended June 30, 2007 to 13,013 tons in the three-month period ended June 30, 2008, a decrease of 10.2%. The increases in sales of wire rods reflect increased demand for the product, particularly in the electrical and construction sectors, and our continued focus on the sale of value-added products.

•	Aluminum sales in the domestic market increased from 60,100 tons in the three-month period ended June 30, 2007 to 73,249 tons in the three-month period ended June 30, 2008, an increase of 21.9%, as a result of increased production. Our aluminum exports decreased from 25,413 tons in the three-month period ended June 30, 2007 to 13,966 tons in the three-month period ended June 30, 2008. We endeavor to sell as large a quantity of our products as possible domestically, where we receive an Indian market premium. Our domestic sales as a percentage of total sales increased from 70.3% in the three-month period ended June 30, 2007 to 84.0% in the three-month period ended June 30, 2008 as the demand in the domestic market increased more rapidly than our production volume growth.

•	The daily average aluminum cash settlement price on the LME increased from $2,761 per ton in the three-month period ended June 30, 2007 to $2,941 per ton in the three-month period ended June 30, 2008, an increase of 6.5%.

•	Depreciation in average exchange rate of Indian rupee against US dollar, from Rs. 41.20 per $1.00 in the three-month period ended June 30, 2007 to Rs. 41.73 per $1.00 in the three-month period ended June 30, 2008, a depreciation of 1.3%, positively affected our net sales.
     Operating income in the aluminum segment increased from Rs. 3,474 million in the three-month period ended June 30, 2007 to Rs. 3,840 million ($200.7 million) in the three-month period ended June 30, 2008, an increase of Rs. 366 million, or 10.5%. Operating margin was at the same levels of approximately 33% for the three-month periods ended June 30, 2007 and June 30, 2008.
     Interest and Dividend Income
     Interest and dividend income increased from Rs. 951 million in the three-month period ended June 30, 2007 to Rs. 2,624 million ($61.1 million) in the three-month period ended June 30, 2008, an increase of Rs. 1,673 million, or 175.9%, mainly due to interest income on the proceeds from our ADS offering that we have currently invested.
     Interest Expense
     Interest expense decreased from Rs. 1,531 million in the three-month period ended June 30, 2007 to Rs. 965 million ($22.5 million) in the three-month period ended June 30, 2008, a decrease of Rs. 566 million, or 37.0%. The decrease is mainly due to reduction in debts due to repayments.
     Net Realized and Unrealized Investment Gains
     Net realized and unrealized investment gains decreased from Rs. 1,167 million in the three-month period ended June 30, 2007 to Rs. 765 million in the three-month period ended June 30, 2008, a decrease of Rs. 402 million, or 34.4%, primarily due to a decrease in the fair value of investments in our zinc business.
     Income Taxes
     Income taxes decreased from Rs. 5,646 million in the three-month period ended June 30, 2007 to Rs. 3,450 million in the three-month period ended June 30, 2008. Our effective income tax rate, calculated as income taxes owed divided by our income before income taxes, minority interests and equity in net income of associate, was 25.1% in the three-month period ended June 30, 2007 and 19.2% in the three-month period ended June 30, 2008. The effective tax rate was lower in the three-month period ended June 30, 2008 primarily due to higher tax exemptions in the copper refinery and copper rod plant at Tuticorin, tax exemption in the export oriented unit at HZL, tax holiday exemptions on the newly commissioned wind power plant of 38.4 MW and 154 MW captive power plant at our zinc business and 540 MW captive power plant at our aluminum business, and higher tax free dividend and investment income.
     Minority Interests
     Minority interests as a percentage of net profit decreased from 32.7% in the three-month period ended June 30, 2007 to 30.5% in the three-month period ended June 30, 2008. This decrease was due to lower profit in our zinc business in the three-month period ended June 30, 2008.
     Equity in Net Income/(Loss) of Associate, Net of Taxes
     Equity in net loss of associate was Rs. 423 million in the three-month period ended June 30, 2008 as compared to a net income of Rs. 536 million in the three-month period ended June 30, 2007, which primarily related to foreign exchange loss on foreign currency borrowings by Vedanta Aluminium.
Liquidity and Capital Resources
Net Cash Provided By or Used in Operating Activities
     Net cash provided by continuing operating activities was Rs. 2,794 million ($65.2 million) in the three-month period ended June 30, 2008. During the three-month period ended June 30, 2007, Rs. 29,116 million of net cash was used in continuing operating activities. The cash used in operating assets and liabilities during the three-month period ended June 30, 2007 was Rs. 47,309 million, primarily consisting of Rs. 48,313 million towards short-term investments. The cash provided by operating activities during the three-month period ended June 30, 2008 was partially offset by net cash of Rs. 19,127 ($445.3 million) used towards short-term investments.
Net Cash Used in Investing Activities
     Net cash used in investing activities was Rs. 2,016 million ($47.0 million) in the three-month period ended June 30, 2008 as compared to Rs. 4,722 million of net cash used in investing activities in the three-month period ended June 30, 2007. The cash used in investing activities for the three-month period ended June 30, 2008 was Rs. 7,382 million ($172.0 million) towards expansion projects across our copper, aluminum and zinc businesses and Rs. 6,497 million ($151.3 million) towards an advance to a related party, partially offset by short-term deposits of Rs. 11,799 million ($274.8 million).
Net Cash Provided By or Used in Financing Activities
     Net cash used in financing activities was Rs. 5,445 million ($126.9 million) in the three-month period ended June 30, 2008, primarily as a result of repayment of short-term and long-term debt of Rs. 4,831 million ($112.5 million) and Rs. 630 million ($14.7 million), respectively. In the three-month period ended June 30, 2007, net cash provided by financing activities was Rs. 81,561 million, primarily as a result of proceeds from issuance of equity shares of Rs. 80,465 million.
     Besides existing used facilities, we had unused lines of credit for short-term debt in excess of Rs. 36,025 million ($839.2 million) available to us as of June 30, 2008.
     We tap both the domestic and offshore markets for our long-term funding needs. Since we have sizeable imports and exports, we access both import and export credits, based on cost effectiveness, both in the Indian Rupee and in foreign currencies, to finance our short-term working capital requirements. We have in place both secured and unsecured borrowings, with our secured borrowings being generally Indian Rupee denominated bonds.
     We have tapped different segments of borrowing resources, including banks and capital markets, both in India and overseas. We have credit ratings of above investment grade from the local rating agencies such as Credit Rating Information Services of India Limited, or CRISIL, and ICRA Limited. We therefore have not had, and do not believe that we will have, difficulty in gaining access to short-term and long-term financing sufficient to meet our current requirements.

Outstanding Loans
     The principal loans held by us and our subsidiaries, and the amounts outstanding thereunder, as of June 30, 2008 were as follows:
Working Capital Loans
     We have credit facilities from various banks for meeting working capital requirements, generally in the form of credit lines for establishing letters of credit, packing credit in foreign currency, or PCFC, cash credit and issuing bank guarantees. Amounts due under working capital loans as of March 31, 2008 and June 30, 2008 were Rs. 6,119 million ($142.5 million) and Rs. 1,289 million ($30.0 million), respectively. The working capital loan of Rs. 1,289 million due as of June 30, 2008 was a US dollar denominated loan. Interest on this facility is based on the London Inter-Bank Offer Rate, or LIBOR, plus 95 basis points. These working capital loans are secured against the inventories and trade accounts receivables.
Foreign Currency Loans
     We have a US dollar denominated unsecured term loan facility of $92.6 million, the purpose of which was to refinance our foreign currency loans with various banks. This facility consisted of a Tranche A of $67.6 million which we repaid in June 2007 and a Tranche B of $25.0 million repayable in September 2008. As allowed by the loan agreement, in April, 2006 we converted these loans into Japanese yen loans amounting to Tranche A of Japanese yen 8,012.6 million and Tranche B of Japanese yen 2,862.5 million. The amounts due under this facility as of March 31, 2008 and June 30, 2008 were Rs. 1,147 million and Rs. 1,164 ($27.1million), respectively. The rate of interest payable under this facility is Japanese yen LIBOR plus 44 basis points.
     In September 2005, we entered into an unsecured term loan facility of Japanese yen 3,570 million and $19.7 million, the purpose of which was to refinance foreign currency borrowings made in August 2002. This loan is to be repaid between August 2006 and August 2008 in five tranches. We repaid the first four tranches amounting to Japanese yen 2,856 million and $15.8 million on or prior to June 30, 2008. The amounts due under this facility as of March 31, 2008 and June 30, 2008 was Rs. 443 million and Rs. 459 million ($10.7 million), respectively. Interest on the Japanese yen facility is Japanese yen LIBOR plus 42 basis points and on the US dollar denominated facility is LIBOR plus 42 basis points.
Term Loans
     As of June 30, 2008, we had two syndicated Indian Rupee fixed rate term loan facilities totaling Rs. 17,000 million of which Rs. 15,904 million had been drawn down at an average interest rate of 7.2% per annum. The interest rate has been reset to 8.1%. These facilities are secured by a first charge on the movable and immovable properties, present and future tangible or intangible assets and other than current assets of BALCO. The first loan, under which Rs. 10,000 million is outstanding, is repayable in 12 quarterly installments beginning January 2007, of which Rs. 6,839 million was paid by June 30, 2008 and the second loan of Rs. 5,904 million is repayable in eight quarterly installments due to commence in May 2009. However Rs. 2,088 million of the second loan has been prepaid. As of March 31, 2008 and June 30, 2008, the balances due under the loans were Rs. 7,599 million and Rs. 6,977 million ($162.5 million), respectively.
Buyers’ Credit
     As of June 30, 2008, we had extended credit terms relating to purchases of property, plant and equipment for our projects. As of March 31, 2008 and June 30, 2008, the balances were Rs. 3,047 million and Rs. 3,405 million ($79.3 million), respectively. These loans bear interest at LIBOR plus 71 basis points. These are unsecured debts.
Non-Convertible Debentures
     In April 2003 we issued Rs. 1,000 million ($25.0 million) Indian Rupee denominated non-convertible debentures to the Life Insurance Corporation of India, or LIC. The debentures were established in two tranches. Tranche A, in the amount of Rs. 400 million ($10.0 million), is due in April 2010 and Tranche B, in the amount of Rs. 600 million ($15.0 million), is due in April 2013. Interest rates are linked to annualized Government of India security rates. The applicable interest rate is 9.25% per annum. These debentures are secured by certain of our immovable properties.

Export Obligations
     We have export obligations of Rs. 49,260 million ($1,147.4 million) over eight years on account of concessional rates received on import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India. If we are unable to meet these obligations, the liability would be Rs. 7,081 million ($164.9 million), reduced in proportion to actual exports. Due to the remote likelihood of our being unable to meet our export obligations, we do not anticipate a loss with respect to these obligations and hence have not made any provision in our unaudited condensed consolidated financial statements.
Guarantees and Put Option
     We have given the following guarantees:
•	Guarantees on the issuance of customs and excise duty bonds amounting to Rs. 678 million ($15.8 million) for import of goods including, capital equipment, at concessional rates of duty. We do not anticipate any liability on these guarantees.

•	Guarantees on behalf of IFL against its loan obligations to the extent of Rs. 1,820 million ($42.4 million) and the outstanding amounts against these guarantees as of June 30, 2008 was Rs. 1,592 million ($37.1 million). For loan obligations of Rs. 1,146 million ($26.7 million) of IFL guaranteed by us, we have also granted a put option to a bank under which the bank may require us to repurchase the loan in lieu of looking to the guarantee. We review our liabilities under these guarantees and put option taking into consideration the financial position of IFL and estimated that the fair value of the guarantees and put option as of March 31, 2006 was Rs. 886 million ($20.6 million). We recognized a liability of Rs. 784 million for the guarantees and put option in fiscal 2006. In January 2008, an agreement was entered into between MALCO, a party under common control of Vedanta, and a third party for the disposal of MALCO’s entire interest in IFL. The transaction is expected to be completed in the current financial year after obtaining necessary statutory approvals. In connection with this agreement, we are obligated to settle the guarantees issued to the banks. Accordingly, during fiscal 2008 we revised our liabilities to Rs. 1,412 million ($35.3 million) to represent the expected net cash outflow at completion. Thus, an additional charge of Rs. 628 million ($15.7 million) has been recognized in our financial statements during the year ended March 31, 2008. No further provision during the three-month period ended June 30, 2008 was deemed necessary.

•	Corporate guarantee of Rs.7,000 million ($163.1 million) on behalf of Vedanta Aluminium for obtaining credit facilities. We also issued a corporate guarantee of Rs. 13,180 million ($307.0 million) for importing capital equipment at concessional rates of duty under the Export Promotion Capital Goods Scheme enacted by the Government of India and Rs. 269 million ($6.3 million) for raw material imports. Vedanta Aluminium is obligated to export goods worth eight times the value of concessions enjoyed in a period of eight years following the date of import, failing which we will be liable to pay the dues to the Government of India. With respect to the corporate guarantee of Rs. 7,000 million ($163.1 million), Vedanta Aluminium has issued a counter guarantee to us indemnifying us for any liability on such guarantee. As of June 30, 2008, we determined that we have no liability on either of these corporate guarantees.

•	Bank guarantee amounting to AUD 5.0 million (Rs. 207 million or $4.8 million) in favor of the Ministry for Economic Development, Energy and Resources, as a security against rehabilitation liabilities on behalf of CMT. The same guarantee is backed up by the issuance of a corporate guarantee of Rs. 320 million ($7.5 million). These liabilities have been fully recognized in our unaudited condensed consolidated financial statements. We do not anticipate any liability on these guarantees.

•	Bank indemnity guarantees amounting to AUD 2.9 million (Rs. 95 million or $2.4 million) in favor of the State Government of Queensland, Australia, as a security against rehabilitation liabilities that are expected to occur at the closure of the mine. The environmental liability has been fully recognized in our unaudited condensed consolidated financial statements. We do not anticipate any liability on these guarantees.

•	Performance bank guarantees amounting to Rs. 3,279 million ($76.4 million) as of June 30, 2008. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging from six months to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. We do not anticipate any liability on these guarantees.

•	Bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as of June 30, 2008 was Rs. 1,412 million ($32.9 million). We have also issued bank guarantees in the normal course of business for an aggregate value of Rs. 550 million ($12.8 million) for litigations, against provisional valuation and for other liabilities. We do not anticipate any liability on these guarantees.
     Our outstanding guarantees and put option cover obligations aggregating Rs. 26,368 million ($614.2 million) as of June 30, 2008, the liabilities for which have not been recorded in our unaudited condensed consolidated financial statements.
Contractual Obligations
     The following table sets out our total future commitments to settle contractual obligations as of June 30, 2008:

	Payment Due by Period
	Total			Less than 1 Year			1-3 Years			3-5 Years			More than 5 Years
							(in millions)
Bank loans and borrowings	Rs.	15,116	$352.1	Rs.	5,873	$136.8	Rs.	8,788	$204.7	Rs.	—	$—	Rs.	455	$10.6
Capital commitments		106,437	2,479.3		64,028	1,491.4		42,409	987.9		—	—		—	—

Total	Rs.	121,553	$2,831.4	Rs.	69,901	$1,628.2	Rs.	51,197	$1,192.6	Rs.	—	$—	Rs.	455	$10.6

     Our total future commitments to settle contractual obligations as of June 30, 2008 were Rs. 121,553 million ($2,831.4 million).
     We also have commitments to purchase copper concentrate for our copper custom smelting operations. These commitments are based on future copper LME prices which are not ascertainable as of the date of this report.
Off-Balance Sheet Arrangements
     In the normal course of business, we enter into certain capital commitments and also give certain financial guarantees. The aggregate amount of indemnities and other guarantees, on which we do not expect any material losses, was Rs. 33,449 million ($779.2 million) as of June 30, 2008. Details of our guarantees are set out in “— Guarantees and Put Option.” Details of our capital expenditures and commitments and contingencies are as follows:
Capital Commitments
     We had significant capital commitments as of June 30, 2008 amounting to Rs. 106,437 million ($2479.3 million), related primarily to capacity expansion projects, including commitments amounting to Rs. 42,001 million ($978.4 million) for our new energy business.
Contingencies
     We are from time to time subject to litigation and other legal proceedings. Certain of our operating subsidiaries have been named as parties to legal actions by third party claimants and by the Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting our tax returns. The total claim related to these tax liabilities is Rs. 4,116 million ($95.9 million). We have evaluated these contingencies and estimate that it is reasonably possible that some of these claims may result in loss contingencies and hence have recorded Rs. 659 million ($15.4 million) as current liabilities as of June 30, 2008.
     The claims by third party claimants amounted to Rs. 4,897 million ($114.1 million) as of June 30, 2008. No liability has been recorded against these claims, based on our expectation that none of these claims will become our obligations. We intend to vigorously defend these claims. Although the results of legal actions cannot be predicted with certainty, it is the opinion of our management, after taking appropriate legal advice, that the likelihood of these claims becoming our obligations is remote and, as a result, the resolution of these claims will not have a material adverse effect, if any, on our business, financial condition or results of operations. Therefore, we have not recorded any additional liability beyond what is stated above in relation to litigation matters in the accompanying consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk
Qualitative Analysis
     Currency Risk
     The results of our operations may be affected by fluctuations in the exchange rates between the Indian Rupee and Australian dollar against the US dollar. We use hedging instruments to manage the currency risk associated with the fluctuations in the Indian Rupee and Australian dollar against the US dollar in line with our risk management policy. Typically all exposures for maturity of less than two years are managed using simple instruments such as forward contracts. As long-term exposures draw nearer, we hedge them progressively to insulate these from the fluctuations in the currency markets. In our Australian operations, apart from funds to meet local expenses which are denominated in Australian dollars, we strive to retain our surplus funds in US dollar terms. These exposures are reviewed by appropriate levels of management on a monthly basis.
     Hedging activities in India are governed by the Reserve Bank of India, or RBI with whose policies we must comply. The policies under which the RBI regulates these hedging activities can change from time to time and these policies affect the effectiveness with which we manage currency risk.
     We have in the past held or issued instruments such as options, swaps and other derivative instruments for purposes of mitigating our exposure to currency risk. We do not enter into hedging instruments for speculative purposes.
     Interest Rate Risk
     Our short-term debt is principally denominated in Indian Rupees with fixed rates of interest. Typically, our foreign currency debt has floating rates of interest linked to US dollar LIBOR. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have selectively used interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis.
     Borrowing and interest rate hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these borrowing and interest rate hedging activities can change from time to time and can impact the effectiveness with which we manage our interest rate risk.
     We have in the past held or issued instruments such as swaps, options and other derivative instruments for purposes of mitigating our exposure to interest rate risk. We do not enter into hedging instruments for speculative purposes.

     Commodity Price Risk
     We use commodity hedging instruments such as forwards, swaps, options and other derivative instruments to manage our commodity price risk in our copper and zinc businesses. Currently, we use commodity forward contracts to partially hedge against changes in the LME prices of copper and zinc. We enter into these hedging instruments for the purpose of reducing the variability of our cash flows on account of volatility in commodity prices. These hedging instruments are typically of a maturity of less than one year and almost always less than two years.
     Hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these hedging activities can change from time to time and can impact on the effectiveness with which we manage commodity price risk.
     We have in the past held or issued derivative instruments such forwards, options and other derivative instruments for purposes of mitigating our exposure to commodity price risk. We do not enter into hedging instruments for speculative purposes.
Recently Issued Accounting Pronouncements
Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”
     In September 2006, the Financial Accounting Standards Board, or FASB, issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of this standard did not have a material effect on our consolidated financial position or results of operation.
     In February 2008, the FASB issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157,” or FSP 157-2. FSP 157-2 delays the effective date of SFAS 157 for non financial assets and non financial liabilities, except for certain items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We are currently evaluating the impact of SFAS 157 on our consolidated financial position and results of operation for items within the scope of FSP 157-2, which will become effective beginning with our first quarter of 2009.
SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115”
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with our board of directors’ long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. This standard is effective for fiscal years beginning after November 15, 2007. We have elected not to value any of our financials assets and liabilities other than those required by standard prior to SFAS 159.

SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 improves the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard is effective for fiscal years beginning on or after December 15, 2008. Our management is currently evaluating the impact, if any, the adoption of SFAS 160 will have on our financial reporting and disclosures.
SFAS No. 141(R), “Business Combination”
     In December 2007, the FASB issued SFAS No. 141 (Revised), “Business Combination” (“SFAS 141(R)”). SFAS 141(R) improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This standard is effective for fiscal years beginning on or after December 15, 2008. Our management is currently evaluating the impact, if any, the adoption of SFAS 141(R) will have on our financial reporting and disclosures.
SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”
     In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”), which modifies and expands the disclosure requirements for derivative instruments and hedging activities. SFAS 161 requires the objectives for using derivative instruments to be disclosed in terms of underlying risk and accounting designation and requires quantitative disclosures about fair value amounts and gains and losses on derivative instruments. It also requires disclosures about credit-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Our management is currently evaluating the impact, if any, the adoption of SFAS 161 will have on our financial reporting and disclosures.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: August 13, 2008

STERLITE INDUSTRIES (INDIA) LIMITED
By:	/s/ Dindayal Jalan
Name:	Dindayal Jalan
Title:	Chief Financial Officer